ELECTRAMECCANICA VEHICLES CORP.
Form 51-102F1 Management's Discussion & Analysis
For the nine months September 30, 2017

1.1.1 Date November 19, 2017

Introduction

The following management's discussion and analysis, prepared as of September 30, 2017, is a review of operations, current financial position and outlook for ElectraMeccanica Vehicles Corp., (the "Company") and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2016 and the notes thereto. The reader should also refer to the annual audited financial statements for the year ended December 31, 2015. Amounts are reported in Canadian dollars based upon financial statements prepared in accordance with International Financial Reporting Standards. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (MD&A) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Risks and Uncertainties

A going concern assessment is outlined in Note 1 of the financial statements.

1.2 Overall Performance

Description of Business

The Company was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of single occupancy electric vehicles.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Performance Summary

The following is a summary of significant events and transactions that occurred during the nine months ended September 30, 2017:

The Company introduced its second electric vehicle, the Tofino, to the public at the Vancouver International Auto Show held at the Vancouver Convention Centre, Vancouver, British Columbia on March 28, 2017.

On September 1st, 2017 the Company listed its common shares on the OTC Markets OTC QB.

On October 2nd, 2017 the Company announced that it had signed a manufacturing agreement with Zongshen Industrial Group Co., Ltd to produce 75,000 SOLO all-electric vehicles over the next three years.

The Company started its deliveries to customers during the 3 months to June 30, 2017.

During the nine months ended September 30, 2017, the Company raised gross proceeds of $2,497,415 from private placements.

Financings

During the nine months ended September 30, 2017, the Company issued the following shares;

Issuance of Shares	Number of Shares Issued	Cash Proceeds
Private Placements	1,964,970	$ 2,497,415
Finders Fee	105,001	$ Nil
Shares issued for convertible loan	1,300,034	$ 1,300,034
Shares issued for Services	50,000	$ nil
Share issued costs	Nil	$ 131,159

On October 13, 2017 the Company issued 12,500 common shares pursuant the exercise of stock options of $0.15 per share for proceeds of $1,875.

On October 16, 2017, the Company completed a private placement of 50,000 units at a price of USD $6.00 per unit for gross proceeds of USD $300,000 (CAD $373,350). Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of USD $12.00 per warrant share until October 16, 2019. On October 16, 2017, the Company issued 2,000 common shares at a price of USD $6.00 per share with a fair value of USD $12,000 (CAD $14,934) for third party finder’s fees relating to this private placement. Additionally, the Company has agreed to pay cash third party finder’s fees of USD $18,000 (CAD $23,642) relating to this private placement.

On October 17, 2017, the Company issued an unsecured convertible loan for USD $1,152,289 (CAD $1,437,277). The loan, which is non-interest bearing, matures on October 17, 2018. The loan is convertible, at the holder’s option at any time before maturity into units of the Company at a price of USD $3.60 per unit or will automatically convert into units of the Company at a price of USD $3.60 per unit, if prior to maturity the Company’s common shares trade on the OTCQB (or such other stock exchange on which the common shares are listed) at either a volume weighted average trading price or final closing bid price of USD $8.00 or greater per common share for a period of 10 consecutive trading days. Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of USD 7.20 per warrant share for a period of five years from date of issue. The Company has agreed to pay cash third party finder’s fees of USD $115,229 (CAD $143,728 relating to the convertible loan upon conversion of the loan to common shares (note 10).

On October 23, 2017, the Company completed a private placement of 45,045 common shares at a price of USD $5.55 per share for gross proceeds of USD $250,000 (CAD $315,790).

On October 31, 2017, the Company completed a private placement of 250,000 units at a price of USD $3.75 per unit for gross proceeds of USD $937,500 (CAD $1,192,545). Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of USD $7.50 per warrant share until October 31, 2024. On October 31, 2017, the Company issued 12,500 common shares at a price of USD $3.75 per share with a fair value of USD $46,875 (CAD $59,625) for third party finder’s fees relating to this private placement. Additionally, the Company has agreed to pay cash third party finder’s fees of USD $65,625 (CAD $83,475) relating to this private placement.

On November 6, 2017, the Company entered into a private placement and option subscription agreement. Pursuant to the agreement the Company issued 352,941 shares at a price of $0.85 for gross proceeds of $300,000. The agreement entitles the subscriber to acquire up to an aggregate of 1,000,000 shares at a price of $0.85 per share until May 6, 2018. The Company has agreed to pay cash third party finder’s fees of $30,000 relating to this private placement.

On November 9, 2017, the Company completed a private placement of 250,000 units at a price of USD $3.75 per unit for gross proceeds of USD $937,500 (CAD $1,187,906). Each unit consists of one common share and one non-transferable common share purchase warrant with each warrant entitling the subscriber to acquire one additional share at a price of USD $7.50 per warrant share until November 9, 2019. On November 9, 2017, the Company issued 12,500 common shares at a price of USD $3.75 per share with a fair value of USD $46,875 (CAD $59,395) for third party finder’s fees relating to this private placement. Additionally, the Company has agreed to pay cash third party finder’s fees of USD $65,625 (CAD $83,153) relating to this private placement.

Incentive Stock Options

During the nine months ended September 30, 2017, the Company granted 1,120,000 additional stock options with an exercise price of $1.00 per share, which options will expire on February 17, 2023. The following table represents the number of stock options that are outstanding as at September 30, 2017.

Date of Grant	Number of Options	Price Per Option	Expiry Date
June 11, 2015	45,000,000	$0.15	June 11, 2022
August 13, 2015	2,675,000	$0.15	August 13, 2022
December 9, 2015	8,400,000	$0.40	December 9, 2022
March 7, 2016	25,000	$0.40	March 7, 2023
June 21, 2016	75,000	$1.00	June 21, 2023
February 17, 2017	935,000	$1.00	February 17, 2023
August 8, 2017	100,000	$1.00	August 8, 2023

1.2 Selected Annual Financial Information

	Year Ended December 31, 2016	From inception to December 31, 2015
Operations:	$	$
Amortisation	22,567	629
General & Administration Exp.	1,205,835	132,870
Research & Development Exp.	2,778,295	486,809
Sales & Marketing Exp.	209,455	19,691
Stock-based compensation Exp.	1,461,189	354,015
Share-based payment Exp.	3,264,681	Nil
Subtotal	(8,942,022)	(994,014)
Accretion Interest Exp.	25,908	92
Foreign exchange loss	5,417	1,727
Loss for the Period	(8,973,347)	(995,833)
Basic & Diluted Loss per Share	(0.27)	(0.04)
Balance Sheet
Working Capital	3,555,976	(149,107)
Total Assets	4,787,766	213,118
Total Long Term Liabilities	Nil	Nil

1.3 Results of Operations

Three months ended September 30, 2017

During the quarter ended September 30, 2017, the Company incurred a comprehensive loss of $2,984,732 compared to $1,453,885 loss for the corresponding period in 2016. The largest expense items that resulted in an increase in net comprehensive loss for the quarter ended September 30, 2017 were;

General and administrative expenses for quarter ended September 30, 2017 were $589,707 compared to $363,345 for the quarter ended September 30, 2016. The following items are included in office and general expenses;

  Rent increased to $65,698, for the quarter ended September 30, 2017, from $36,794 for the corresponding quarter ended September 30, 2016. The increase was caused by the increase in the Company’s production premises as it expands its production capabilities to produce the SOLO and an increase in its retail presence.

  Office expenses increased to $29,637, for the quarter ended September 30, 2017, from $19,440 for the corresponding quarter ended September 30, 2016. As the Company increases its staffing levels, office expenses will increase as well.
  Legal & Professional increased to $269,296, for the quarter ended September 30, 2017, from $196,001 for the corresponding quarter ended September 30, 2016. The increase in legal and professional expenses relate to the purchase of Intermeccanica, and fees related to the Company’s filing and receiving of its Scientific, Research and Experimental Development (SRED) claim.
  Consulting fees were $67,148, for the quarter September 30, 2017, compared to $67,484 for the corresponding quarter ended September 30, 2016. Consulting fees relate to services provided for accounting, finance and corporate advisory services.
  Investor relations expenses increased to $76,004 for the quarter ended September 30, 2017, from $nil for the corresponding period ended September 30, 2016. The Company has increased its investor relations activities as it transitions to a public company.
  Salaries increased to $81,924 for the quarter ended September 2017, compared to $43,626 for the corresponding period ended September 30, 2017. The increase is related to performance increases to certain salaried employees.

Research and development expenses were $820,044 for the quarter ended September 30, 2017, from $850,295 for the corresponding quarter ended September 30, 2016. The Company continues to develop its first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development. During the quarter ended September 30, 2017, the Company received $111,380 (2016: $50,319) in government grants.

Sales and marketing expenses increased to $441,253 for the quarter ended September 30, 2017, from $53,938 for the corresponding quarter ended September 30, 2016. The Company has increased its sales and marketing efforts by opening retail stores, increasing its social media presence and increasing its staff as its first electric vehicle, the SOLO, nears production. During the three months ended September 2017, the Company issued 45,045 warrants to a consultant to provide marketing services which were fair valued at $288,000.

Stock-based compensation charges for the quarter ended September 30, 2017 were $282,167 (2016: $175,180). The Company issued 1,020,000 stock options at an exercise price of $1.00 per share during the quarter ended March 31, 2017 and 100,000 stock options at an exercise price of $1.00 per share during the three months ended September 30, 2017. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognised over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

The operating expenses for the quarter ended September 30, 2017 increased to $2,163,168 (2016: $1,447,366); the increase in operating loss was caused by the aforementioned expenses for the year.

The Company incurred an interest accretion expense of $145,985 for the quarter ended September 30, 2017 (2016: $(5,181)), relating to a convertible loan (note 11 in the financial statements for the nine months ended September 30, 2017). The Company valued its finder’s fee related to the convertible loan of $675,007 (2016: $nil). The Company also had a foreign exchange loss of $572 (2016: $(1,338)).

Net loss and comprehensive loss of the quarter ended September 30, 2017 was $2,984,732 (2016: $1,453,885).

Nine months ended September 30, 2017

During the nine months ended September 30, 2017, the Company incurred a comprehensive loss of $6,749,268 compared to $3,536,039 loss for the corresponding period. The largest expense items that resulted in an increase in net comprehensive loss for the nine months ended September 30, 2017 were;

General and administrative expenses for quarter ended September 30, 2017 were $1,517,662 compared to $751,216 for the nine months ended September 30, 2016. The following items are included in office and general expenses;

  Rent increased to $186,392, for the nine months ended September 30, 2017, from $94,129 for the corresponding period ended September 30, 2016. The increase was caused by the increase in the Company’s production premises as it expands its production capabilities to produce the SOLO and an increase in its retail presence
  Office expenses increased to $90,335, for the nine months ended September 30, 2017, from $53,747 for the corresponding quarter ended September 30, 2016. As the Company increases its staffing levels, office expenses will increase as well.
  Legal & Professional increased to $622,700, for the nine months ended September 30, 2017, from $375,332 for the corresponding period ended September 30, 2016. The majority of the legal expenses was due to the Company’s filing of its application for a ticker symbol to the Financial Industry Regulation Authority (FINRA) in the United States of America; other legal costs associated with contracts, together with professional fees associated with the filing of its amended F1 registration statement; the purchase of Intermeccanica, and fees related to the Company’s filing and receiving of its Scientific, Research and Experimental Development (SRED) claim.
  Consulting fees increased to $254,056, for the nine months September 30, 2017, from $127,187 for the corresponding period ended September 30, 2016. Consulting fees relate to services provided for accounting, finance and corporate advisory services.

Research and development expenses increased to $2,725,094 for the nine months ended September 30, 2017, from $1,977,205 for the corresponding period ended September 30, 2016. The Company continues to develop its first electric vehicle, the SOLO. All costs related to preproduction vehicles are being expensed to research and development. During the nine months ended September 30, 2017, the Company received $304,914 (2016: $145,780) in government grants.

Sales and marketing expenses increased to $731,491 for the nine months ended September 30, 2017, from $129,998 for the corresponding period ended September 30, 2016. The Company has increased its sales and marketing efforts by opening retail stores, increasing its social media presence and increasing its staff as its first electric vehicle, the SOLO, nears full production. During the three months ended September 2017, the Company issued 45,045 warrants to a consultant to provide marketing services which were fair valued at $288,000.

Stock-based compensation charges for the nine months ended September 30, 2017 were $819,546 (2016: $659,802). The Company issued 1,120,000 stock options at an exercise price of $1.00 per share during the nine months ended September 30, 2017. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognised over the stock option vesting period. The Company uses the Black-Scholes method of calculating the stock-based compensation expense under the graded method.

The operating expenses for the nine months ended September 30, 2017 increased to $5,878,994 (2016: $3,526,478); the increase in operating loss was caused by the aforementioned expenses for the year.

The Company incurred an interest accretion expense of $186,764 for the nine months ended September 30, 2017 (2016: $(5,181)), relating to a convertible loan (note 11 in the financial statements for the nine months ended September 30, 2017). The Company valued its finder’s fee related to the convertible loan of $675,007 (2016: $nil). The Company also had a foreign exchange loss of $8,503 (2016: $(4,380)).

Net loss and comprehensive loss of the nine months ended September 30, 2017 was $6,749,268 (2016: $3,536,039).

1.5 Summary of Quarterly Results

The following table sets forth selected financial information of the Company for each of the last eight quarters:

Quarter Ending	Note	Expenses $	Net Loss $	Basic and diluted net loss per share $
September 30, 2017	2	(2,163,168)	(2,984,732)	(0.07)
June 30, 2017		(1,552,456)	(1,574,967)	(0.04)
March 31, 2017		(2,163,370)	(2,189,569)	(0.05)
December 31, 2016	1	(5,400,888)	(5,400,888)	(0.14)
September 30, 2016		(1,453,885)	(1,453,885)	(0.05)
June 30, 2016		(961,071)	(961,071)	(0.03)
March 31, 2016		(1,121,083)	(1,121,083)	(0.04)
December 31, 2015		(525,333)	(525,333)	(0.02)
September 30, 2015		(291,953)	(291,953)	(0.01)

Note 1– The Company incurred a share-based payment charge of $3,264,681.
Note 2 – The Company incurred a Finder’s fee expense of $675,007 on a convertible loan related to the fair value of shares issued on the conversion of the convertible loan to equity.

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric vehicles. The Company’s financial success is dependent upon its ability to market and sell its electric vehicles; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by the sale of the Company’s stock. There is no assurance that equity funding will be possible at the times required by the Company. If no funds are can be raised and sales of its electric vehicles does not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss and comprehensive loss of $6,749,268 during the nine months ended September 30, 2017 and has a cash balance and a working capital surplus of $3,464,108 and $1,899,219, respectively, as at September 30, 2017. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on sales of its equity securities to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations. The above indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

As of September 30, 2017, the Company had 45,203,592 issued and outstanding shares and 124,262,228 shares on a fully diluted basis. The Company began trading on the over the counter market on September 1, 2017.

The Company had $1,899,219, of working capital surplus as at September 30, 2017 compared to $3,555,976 working capital surplus as at December 31, 2016. The decrease in working capital surplus resulted from the cash used in operations of $4,405,321, (2016: $2,651,682); cash used in investing activities of $402,149 (2016: $77,162); which was offset by financing activities generating cash of $4,355,295, (2016: $2,856,700), due to the issuance of 1,964,970 common shares for net cash proceeds of $2,146,000 (2016: $2,585,200) and net proceeds from the issuance of a convertible loan of $2,209,295 (2016: $300,000).

1.7 Capital Resources

As at September 30, 2017, the Company had cash and cash equivalents of $3,464,108 (2016: $234,213). The Company is aggressively pursuing equity financing and there can be no guarantees that the Company will be successful in its endeavors.

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and $7.8 million payable to the Company’s manufacturing partner for the production of the SOLO (Financial statement note 5 of the Interim Financial Statements for the nine months ending September 30, 2017). The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Related party balances
The following amounts are due to related parties

	September 30,	December 31,
	2017	2016
Due to related parties	$50,986	$79,904

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Consulting fees	$45,000	$45,000	$135,000	$91,500
Salary	66,000	15,000	168,000	30,00
Deferred salary for CEO	-	-	30,000	-
Stock-based compensation	171,218	157,833	598,110	615,674
	$282,218	$217	$931,110	$519,341

1.10 Critical Accounting Estimates.

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenue and expenses.

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development.

The Company accounts for all stock-based payments and awards using the fair value based method. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity estimates issued, or liabilities incurred, whichever is more reliably measurable.

From time to time, the company must make accounting estimates. These are based on the best information available at the time, utilizing generally accepted industry standards.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 1 of the Company's financial statements for the nine months ended September 30, 2017.

Going concern issue

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2017, the Company had not commenced commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its electric vehicles manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance its operations over the next twelve months through private placement of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

Internal control over financial reporting and disclosure controls and procedures

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Current disclosure controls include meetings with the CEO, chief financial officer and members of the Board of Directors and audit committee through e-mails, on telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and the board of directors and audit committee of the Board of Directors has delegated the duties to the chief executive officer who is primarily responsible for financial and disclosure controls.

Management and the board of directors continue to work to mitigate the risk of material misstatement.

Risk and uncertainties

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015 and we have not yet begun producing or delivering our first vehicle. To date, we have no revenues. We intend in the longer term to derive substantial revenues from the sales of our SOLO vehicle and other intended elective vehicles. The SOLO is in development, and we have started to deliver the SOLO to our customers. However, the SOLO vehicle requires significant investment prior to commercial production and may not be successfully developed or commercially successful.

It is anticipated that we will experience an increase in losses prior to the launch of the SOLO.

For the nine months ended September 30, 2017, we generated a loss of $6,749,268, bringing our accumulated deficit to $16,718,448. We anticipate generating a significant loss for the current fiscal year. The independent auditor’s report on our financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We have no revenues, are currently in debt and expect significant increases in costs and expenses to forestall revenues for the foreseeable future. Even if we are able to successfully develop the SOLO, there can be no assurance that we will be commercially successful. If we are to achieve profitability we must have a successful commercial introduction and acceptance of the SOLO, which may not occur

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•        design, develop and manufacture the SOLO and its components;

•        design and develop the Tofino and its components for a launch in 2019;

•        develop and equip our manufacturing facility;

•        build up inventories of parts and components for the SOLO;

•        open Electrameccanica stores;

•        expand our design, development, maintenance and repair capabilities;

•        develop and increase our sales and marketing activities; and

•        develop and increase our general and administrative functions to support our growing operations.

Since we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

We currently have negative operating cash flows and if we are unable to generate positive operating cash flows in the future our viability as an operating business will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses in order to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. There is no assurance that sufficient revenues will be generated in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing, and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

We will need a significant amount of capital to carry out our proposed business plan, and unless we are able to raise sufficient funds we may be forced to discontinue our operations.

In order to carry out our proposed business plan to develop, manufacture, sell and service electric vehicles, we will require a significant amount of capital.

We intend to meet our cash requirements for the next 12 months through the sale of our equity securities in private placements, through shareholder loans or possibly through a registered public offering (either self-underwritten or through a broker-dealer). If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. There is no assurance that any financing will be available to us or if available, on terms that will be acceptable to us. We intend to negotiate with our management and consultants to pay parts of their salaries and fees with stock and stock options instead of cash.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. There is no guarantee that we will be able to obtain any funding or that we will have sufficient resources to conduct our business as projected, any of which could mean that we will be forced to discontinue our operations.

Terms of subsequent financings may adversely impact current investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. The rights and the value of investment in our common stock could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of our current shareholders. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth is dependent upon consumers’ willingness to adopt three-wheeled single passenger electric vehicles.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single passenger electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•        perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•        perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;

•        the limited range over which electric vehicles may be driven on a single battery charge;

•        the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•        concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

•        the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;

•        improvements in the fuel economy of the internal combustion engine;

•        the availability of service for electric vehicles;

•        the environmental consciousness of consumers;

•        volatility in the cost of oil and gasoline;

•        government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•        access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•        the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

•        perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their SOLO vehicle as well as the frequency with which they charge the battery of their SOLO vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change we plan to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us dependent upon other suppliers of battery cell technology for our battery packs.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of the SOLO, a three-wheeled single passenger electric vehicle and have targeted mainly urban residents of modest means. We will need to address additional markets and expand our customer demographic in order to further grow our business. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success is dependent on the efforts, abilities and continued service of Jerry Kroll - Chief Executive Officer, Henry Reisner - Chief Operating Officer, Kulwant Sandher - Chief Financial Officer, and Ed Theobald – General Manager. A number of these key employees and consultants have significant experience in the automobile manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key man” insurance on certain key personnel.

Since we have little experience in mass-producing electric vehicles, any delays or difficulties in transitioning from producing custom vehicles to mass-producing vehicles may have a material adverse effect on our business, prospects and operating results.

Our management team has experience in producing custom designed vehicles and is now switching focus to mass producing electric vehicles in a rapidly evolving and competitive market. If we are unable to implement our business plans in the timeframes estimated by management and successfully transition into a mass-producing electric vehicle manufacturing business, then our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and legal requirements contained in approvals or that arise under common law. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances, dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odours (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our Company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the SOLO or any future model electric vehicle satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If we are unable to reduce and adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to reduce and/or maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our electric vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted.

If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our SOLO after several years of customer driving.

We have very limited experience servicing our vehicles. If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we will provide our SOLO customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our SOLO customers, our ability to generate customer loyalty, grow our business and sell additional SOLOs as well as our future intended vehicles could be impaired.

We have very limited experience servicing our vehicles. As of December 31, 2016 we had not sold any SOLOs as we do not plan to begin production of any SOLO vehicles until early second quarter of 2018, and do not have any experience servicing these cars as they do not exist currently. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such an increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper, as well as cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•        the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•        disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•        an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business is dependent on the continued supply of battery cells for our vehicles. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of the SOLO until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our planned SOLO. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO reservations and could materially adversely affect our brand, image, business, prospects and operating results.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of the SOLO. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•        training new personnel;

•        forecasting production and revenue;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing or expanding design, manufacturing, sales and service facilities;

•        implementing and enhancing administrative infrastructure, systems and processes;

•        addressing new markets; and

•        establishing international operations.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric vehicles. Competition for individuals with experience designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business to include full in-house manufacturing of our SOLO vehicle, there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have not delivered any SOLO vehicles to date and limited field experience of those vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles with annual limits of approximately $5 million on a claims made basis, but we cannot assure that our insurance will be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

The status of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating a knockoff of our products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the U.S. In addition, others may obtain patents that we need to take a license to or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•        cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

•        pay substantial damages;

•        seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•        redesign our vehicles or other goods or services; or

•        establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

1.14 Financial Instruments and Other Instruments

See Note 16 to the Company's financial statements for the nine months ending September 30, 2017.

1.15 Additional Information

HEAD OFFICE

102 East 1st Avenue
Vancouver, BC
V5T 1A4	CAPITALIZATION
(as at November 19, 2017)
Tel: (604) 428 - 7656	Shares Authorized: Unlimited
Shares Issued: 45,523,637
Email: info@electrmeccanica.com

OFFICERS & DIRECTORS	REGISTRAR TRANSFER AGENT

Jerry Kroll,	Computershare
CEO and Director	11 - 100 University Avenue
Toronto, ON, MJ5 2Y1
Kulwant Sandher, B.Sc., CPA, CA
Chief Financial Officer

Shaun Greffard	AUDITORS
Director	DMCL LLP
1500 - 1140 West Pender Street, Vancouver,
BC

Robert Tarzwell	LEGAL COUNSEL
Director	McMillan LLP
Royal Centre, 1500 - 1055 W. Georgia Street
Vancouver, BC V6E 4N7